SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 Under

the Securities Exchange Act of 1934

For the month of June 2020

Commission File Number: 001-37829

HEBRON TECHNOLOGY CO., LTD.

(Registrant’s name)

No. 936, Jinhai 2nd Road, Konggang New Area

Longwan District

Wenzhou City, Zhejiang Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F ☒           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Explanatory Note:

On June 18, 2020, the Registrant announced that it has formed a special committee of three independent directors to conduct an independent review of certain allegations made in a report released by Grizzly Research on June 3, 2020. The special committee has retained White & Case LLP as its legal counsel to assist with the independent review.

The Registrant has no reason to believe the accuracy of the report, but out of an abundance of caution and a desire to ensure a transparent and independent review, the Registrant’s board of directors has formed the special committee and the special committee will review, with the assistance of its advisors, certain allegations in the report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hebron Technology Co., Ltd.

Date: June 22, 2020	By:	/s/ Haiying Xiang
	Name:	Haiying Xiang
	Title:	Independent Director and Chair of Special Committee

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